SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On March 14, 2014, Honda Motor Co., Ltd. filed its Documents on Corporate Governance with the Tokyo Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: April 15, 2014

CORPORATE GOVERNANCE

HONDA MOTOR CO., LTD.

Last updated: March 14, 2014

Honda Motor Co., Ltd.

Takanobu Ito

Contact and telephone number: Legal Division

Telephone: +81-3-3423-1111 (main number)

Securities code number: 7267

http://www.honda.co.jp

The status of corporate governance at Honda Motor Co., Ltd. (hereinafter, “Honda”, the “Company”) is as follows.

I.	Basic Approach to Corporate Governance, and Capital Composition, Corporate Attributes and Other Basic Information

1.	Basic Approach

Honda considers the enhancement of its corporate governance structures to be an important management issue and engages in a program of associated initiatives, in keeping with its fundamental corporate philosophy, to increase the level of trust of shareholders, investors, customers and the general public so that it can be a company that society wants to exist.

Honda will continue to strive to realize robust and highly transparent management, by conducting accurate release and disclosure of corporate information, including the timely and accurate release and disclosure of quarterly financial results and management policies, to increase the level of trust and understanding of shareholders and investors, customers and the general public.

2.	Capital Composition

Percentage of shares held by foreign investors: 30% or more

Principal Shareholders

Name or Designation	Number of Shares Held (thousands)	Percentage of Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	126,568	7.0
The Master Trust Bank of Japan, Ltd. (Trust Account)	83,741	4.6
Meiji Yasuda Life Insurance Company	51,199	2.8
Moxley & Co. LLC	50,169	2.8
Tokio Marine & Nichido Fire Insurance Co., Ltd.	44,917	2.5
JPMorgan Chase Bank 380055	41,688	2.3
SSBT OD05 OMNIBUS ACCOUNT–TREATY CLIENTS	38,029	2.1
The Chase Manhattan Bank, N.A. London, S.L. Omnibus Account	36,896	2.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Nippon Life Insurance	34,700	1.9

Existence of controlling shareholders (excluding the parent company): —

Existence of a parent company: None

Supplementary explanation: —

3.	Corporate Attributes

Stock Exchange Listings and market classification: Tokyo Stock Exchange, First Section

Annual closing of accounts: March

Industry classification: Transportation equipment

Number of employees (on a consolidated basis) on the closing date of previous fiscal year: 1,000 or more

Net sales (consolidated) in the previous fiscal year: ¥1 trillion (1,000,000,000,000) or more

Number of consolidated subsidiaries on the closing date of the previous fiscal year: 300 or more

4.	Guidelines for Measures for Protection of Minority Shareholders when Conducting Transactions, Etc., with Controlling Shareholders

—

5.	Other Special Situations That Might Have a Major Influence on Corporate Governance

The Company has two subsidiaries that are listed companies. The Company respects the independence of these listed companies and other subsidiaries.

II.	Overview of Management Supervisory Organization Related to Decision Making, Execution and Supervision and Other Corporate Governance Systems

1.	Matters Related to Governance Units and Their Operation, Etc.

Form of governance organization: Company with corporate auditors

Information on Directors

Number of directors specified in the Articles of Incorporation: 15

Term of directors specified in the Articles of Incorporation: 1 year

Chairperson of the Board of Directors: President

Current number of directors: 13

Appointment of outside directors: Appointed

Number of outside directors: 2

Number of directors specified as independent directors: 1

Relationship with the Company (1)

Name : Kensaku Hogen

Affiliation : Other

Relationship with the Company : h*1

Name : Nobuo Kuroyanagi

Affiliation : From another company

Relationship with the Company : d/h *1

*1: Relationship Categories

a. From the parent company

b. From another affiliate company

c. Principal Company shareholder

d. Also holds concurrent position of outside director and/or outside auditor of another company

e. Executive officer and director, executive officer, etc., of another company

f. Spouse, relative within the third degree of consanguinity, or a person of similar status of an executive officer and director, executive officer, etc., of the Company or of a related business that has a special relationship with the Company

g. Person with some financial interest relationship with the Company, including receipt of remuneration as a director of the parent or a subsidiary of the Company

h. Person who has concluded a limitation of liability contract with the Company

i. Other

Relationship with the Company (2)

Name : Kensaku Hogen

Status as independent director : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director :

Based on abundant experience and considerable knowledge regarding international diplomacy, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

There are no additional matters to be disclosed regarding his selection as an independent director.

There are no conflicts of interest between the Company and Kensaku Hogen, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

Name : Nobuo Kuroyanagi

Status as independent director : No

Supplementary explanation of applicable items :

Outside director Nobuo Kuroyanagi held the position of director and chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. until March 2012. The Company has transactions with The Bank of Tokyo-Mitsubishi UFJ, including deposits, foreign and domestic exchange, etc.

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director :

Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

There are no special conflicts of interest between the Company and Nobuo Kuroyanagi, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

Information on Corporate Auditors

Existence of a Board of Corporate Auditors: Established

Number of auditors specified in the Articles of Incorporation: 7

Current number of auditors: 5

Collaboration among the Corporate Auditors, Accounting Auditors and the Audit Office

During fiscal 2012, the Corporate Auditors and Accounting Auditors held 11 meetings. The Accounting Auditors explained and reported to the Corporate Auditors their auditing plans, results of their auditing activities, etc., and exchanged opinions.

The Corporate Auditors receive periodic reports from the Audit Office (with 35 staff members), which is the internal auditing department of the Company, regarding auditing policies, auditing plans and the results of audits. In addition, the Corporate Auditors and the Audit Office implement internal audits independently and in collaboration with one another.

Appointment of outside auditors: Appointed

Number of outside auditors: 3

Number of outside auditors specified as independent outside auditors: 2

Relationship with the Company (1)

Name : Hirotake Abe

Affiliation : Certified public accountant

Relationship with the Company : d/h *1

Name : Tomochika Iwashita

Affiliation : From another company

Relationship with the Company : d/h *1

Name : Toshiaki Hiwatari

Affiliation : Attorney at law

Relationship with the Company : d/h *1

*1: Relationship Categories

a. From the parent company

b. From another affiliate company

c. Principal Company shareholder

d. Also holds concurrent position of outside director and/or outside auditor of another company

e. Executive officer and director, executive officer, etc., of another company

f. Spouse, relative within the third degree of consanguinity, or a person of similar status of an executive officer and director, executive officer, etc., of the Company or of a related business that has a special relationship with the Company

g. Person with some financial interest relationship with the Company, including receipt of remuneration as a director of the parent or a subsidiary of the Company

h. Person who has concluded a limitation of liability contract with the Company

i. Other

Relationship with the Company (2)

Name : Hirotake Abe

Status as independent Auditor : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this Outside Auditor (In the case an Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.) :

Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from a broad and sophisticated perspective.

There are no additional matters to be disclosed regarding his selection as an independent Auditor.

There are no conflicts of interest between the Company and Hirotake Abe, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

Name : Tomochika Iwashita

Status as independent Auditor : No

Supplementary explanation of applicable items :

Outside Auditor Tomochika Iwashita held the position of director and deputy president of Tokio Marine & Nichido Fire Insurance Co., Ltd., until June 2006. The Company has transactions with Tokio Marine & Nichido Fire Insurance, including insurance contracts.

Reasons for the selection of this Outside Auditor (In the case an Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.) :

Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective.

There are no conflicts of interest between the Company and Tomochika Iwashita, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

Name : Toshiaki Hiwatari

Status as independent Auditor : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this Outside Auditor (In the case an Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.) :

Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective.

There are no additional matters to be disclosed regarding his selection as an independent Auditor.

There are no conflicts of interest between the Company and Toshiaki Hiwatari, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

Matters Relating to Independent Directors and Auditors

Number of independent directors and auditors: 3

Other Matters Related to Independent Directors and Auditors

—

Provision of Incentives

Status of measures to provide incentives to directors: Introduction of a performance-linked remuneration system.

Supplementary Explanation of Matters Related to This Item

The Company pays bonuses to Directors that reflect performance in each fiscal year.

Persons Eligible for Stock Options : —

Supplementary Explanation of Matters Related to This Item : —

Matters Related to the Remuneration of Directors

Status of Disclosure of Remuneration of Individual Directors: Disclosed only for certain individuals

Supplementary Explanation of Matters Related to this Item

The total Directors’ remuneration paid to the 13 Directors in fiscal 2012 was ¥543 million. Of this amount, the two Outside Directors received a total of ¥23 million. The seven Corporate Auditors received ¥181 million in total, and the four Outside Auditors were paid ¥47 million. Thus, the total remuneration for all Directors and Corporate Auditors was ¥724 million. Also, regarding Directors’ bonuses, the 12 Directors (excluding Outside Directors) were paid a total of ¥248 million, and the Outside Directors received bonuses of ¥7 million in total.

Additionally, in fiscal 2012, Director and President Takanobu Ito received Director’s remuneration totaling ¥102 million and a Director’s bonus of ¥43 million, for a total of ¥145 million.

Existence of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration: Exists

Disclosure of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration

Remuneration of Directors and Corporate Auditors is made up of the following components. Remuneration of Directors comprises payment for their conduct of duties as Directors and Directors’ bonuses, which are linked to Company performance during the year. Remuneration of Corporate Auditors includes only remuneration for their conduct of duties as Auditors.

Remuneration of Directors and Corporate Auditors is paid from a maximum allocation for this purpose approved by the General Meeting of Shareholders. Payments to Directors are made within the limits of this allocation based on the remuneration criteria approved by the Board of Directors. Payments to Corporate Auditors are made based on deliberations of the Corporate Auditors.

Directors’ bonuses are paid from a maximum allocation for this purpose approved by the General Meeting of Shareholders. Payments to Directors are decided by the Board of Directors within the limits of this allocation, based on Company performance during the fiscal year to which they apply, Directors’ bonuses in previous years and other considerations. Bonuses to Corporate Auditors were eliminated in 2010, and remuneration for Corporate Auditors is paid only for their conduct of duties as Auditors.

In addition, all Directors and Corporate Auditors contribute a specified amount of their remuneration to the Directors and Corporate Audits’ shareholder association, purchase Company shares, and hold these shares throughout their tenure.

Support Systems for Outside Directors (Outside Corporate Auditors)

The Corporate Auditors’ Office has been formed as a staff organization directly under the Board of Corporate Auditors to provide support, and it reports directly to the Board of Corporate Auditors. In addition, minutes of the meetings of the Board of Directors and other information are provided to the Outside Directors and Outside Auditors if necessary.

2.	Matters Related to Governance Functions, Including Execution of Management, Auditing and Internal Supervision, Nominations and Decisions on Remuneration Etc. (Current Corporate Governance System)

Board of Directors

The Board of Directors comprises 13 members (including two Outside Directors). The Board of Directors is responsible for making decisions with respect to important management matters, including the conduct of important business activities and other matters as prescribed by law. Board decisions are made after deliberating such matters according to established criteria, assessing risks and giving such matters due consideration. The Board of Directors is also responsible for supervising and monitoring the conduct of duties. In fiscal 2012, the Board of Directors met 10 times.

Outside Directors

The Company appoints outside Directors who can offer advice on its corporate activities from an objective and broad perspective based on their abundant experience and considerable knowledge. In selecting Outside Directors, in principle, the Company seeks to identify persons whose interests are not in conflict with those of its shareholders and persons who have a high degree of independence.

Board of Corporate Auditors

The Board of Corporate Auditors comprises five members (including three outside Corporate Auditors). Each Corporate Auditor, through attendance at meetings of the Board of Directors, examination of status of Company assets and other activities, undertakes to audit the Directors in the conduct of their duties in accordance with the auditing criteria for Corporate Auditors, auditing policies and division of duties etc. determined by the Board of Corporate Auditors.

To provide timely and accurate reports to the Corporate Auditors, Standards for Corporate Auditor Reports has been established. Based on these standards, reports are made periodically to the Corporate Auditors on the status of the business operations of the Company and its subsidiaries etc., the design and operation of internal control systems and other matters. Also, when events occur that have a major impact on the Company, reports are prepared for the Corporate Auditors. Moreover, the Corporate Auditors attend the meetings of the Executive Council and other important meetings. In fiscal 2012, the Board of Corporate Auditors met 10 times.

Status of Activities to Strengthen the Functions of the Corporate Auditors

The Company has formed the Corporate Auditors’ Office as a staff organization directly under the Board of Corporate Auditors to provide support to the Board of Corporate Auditors. Corporate Auditor Kunio Endo has had sufficient operating experience in the finance and accounting departments of the Company and its subsidiaries, and Corporate Auditor Hirotake Abe has abundant experience and considerable knowledge as a certified public accountant. Both of these Corporate Auditors qualify as “persons with considerable knowledge of finance and accounting,” as specified under Article 121-8 of the Implementation Regulations of Japan’s Company Law. In addition, the Company’s Board of Corporate Auditors has recognized Corporate Auditors Kunio Endo and Hirotake Abe as “specialists in finance in the Board of Corporate Auditors” as specified in the regulations of the U.S. Securities and Exchange Commission, based on Article 407 of U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act of 2002).

The Company has appointed Outside Auditors who can conduct auditing activities from a broad and sophisticated perspective based on their abundant experience and considerable knowledge. In selecting these Outside Auditors, in principle, the Company seeks to identify persons whose interests are not in conflict with those of its shareholders and persons who have a high degree of independence.

Decisions on Candidates for Director and Corporate Auditor

Candidates for Director are determined by the decisions of the Board of Directors. Candidates for Corporate Auditor are selected by decisions of the Board of Directors with the approval of the Board of Corporate Auditors.

Organizational Operating System

Under the Company’s operating systems, to further develop its business operations with strong ties to regions around the world, based on its basic philosophy and from a long-term perspective, headquarters have been established in six regions. The Motorcycle Business, Automobile Business, Power Products and Other Businesses have developed medium- to long-term plans by product and are making adjustments to pursue optimal business operations globally. In addition, each of the Company’s functional headquarters, including Business Management Operations, Business Support Operations, IT Operations, Purchasing Operations and Customer Service Operations, is providing support and making appropriate adjustments etc. to increase the effectiveness and efficiency of the Honda Group as a whole.

R&D activities are conducted mainly by independent subsidiaries. These activities are carried out on a free and competitive basis, centering around Honda R&D Co., Ltd., for products, and Honda Engineering Co., Ltd., for production technologies, with the goal of creating distinctive and internationally competitive product groups through the application of advanced technology.

Operating Officer System

The Company appoints Operating Officers to regional, business and functional headquarters, R&D subsidiaries and other major organizational units. This management system facilitates the making of rapid and appropriate management judgments at the regional and working level.

Executive Council

The Company has formed an Executive Council, which is composed of Operating Officers of senior managing officer level and above. This council conducts prior discussions of items that will be decided by the Board of Directors, and, within the limits of authority delegated to it by the Board of Directors, deliberates important management matters.

Regional Operating Boards

To give greater autonomy to the regional level and make rapid management decisions, the Company has formed regional operating boards within each regional headquarters. Within the limits of authority delegated to them by the Executive Council, these regional operating boards deliberate important management matters within their respective regions.

Accounting Audit

The Company has been audited from an accounting perspective by KPMG AZSA LLC as required under Japan’s Company Law, Japan’s Financial Instruments and Exchange Law and the Securities and Exchange Law of the United States.

Within KPMG AZSA LLC, a total of 89 staff conducted the audit. These accounting firm staff members comprised three certified public accountants (Sawaharu Kanai, Kenji Tanaka and Hideaki Koyama) who were in overall charge of the accounting audit, and 86 professional staff (including 45 certified public accountants, five accountants with U.S. certified public accountant status and 36 other staff members).

The total remuneration paid to KPMG AZSA LLC and its affiliated accounting firm, KPMG, in fiscal 2012 for the preparation of the auditor’s report, based on Japan’s Company Law, Japan’s Financial Instruments and Exchange Law, and the Securities and Exchange Law of the United States, which covered the Company and its consolidated subsidiaries, was ¥2,486 million. In addition, remuneration paid by subsidiaries of the Company for services received from KPMG, other than auditing in fiscal 2012, amounted to ¥75 million.

Method of Determining Accounting Auditor Remuneration

In deciding the amount of remuneration for services provided by the Company’s Accounting Auditor, various factors are taken into consideration in discussions with the accounting firm, including the Company’s size, special features, the time schedule for the audit and other matters. In addition, to preserve the independence of the Accounting Auditor, remuneration to be paid is decided by the Board of Directors, with the prior approval of the Board of Corporate Auditors.

3.	Reasons for the Selection of the Company’s Current Corporate Governance System

As a company adopting the “board of corporate auditors system” of corporate governance, the Company has elected internal members of its Board of Directors who have an in-depth understanding of the Company’s business activities, and two outside directors who have objective, broad and highly sophisticated perspectives. In addition, the Company’s Board of Corporate Auditors, which is independent of the Board of Directors, has more than a majority of outside Corporate Auditors. The Board of Directors and Board of Corporate Auditors are responsible for supervising and monitoring the conduct of management.

Management’s judgment is that the current corporate governance system is functioning appropriately in supervising and monitoring the conduct of management.

III.	Status of Implementation of Measures Related to Shareholders and Other Interested Parties

1.	Initiatives to Reactivate the General Meeting of Shareholders and Facilitate the Smooth Execution of Voting Rights

Earlier distribution of the notice of the General Meeting

Supplementary Explanation

Distributing the notice of the General Meeting earlier than required by law.

Scheduling of the General Meeting on days to avoid conflicts with other companies’ shareholder meetings

Supplementary Explanation

Holding the Regular General Meeting of Shareholders as early as possible, after considering preparation of schedules, etc.

Electronic exercise of voting rights

Supplementary Explanation

The Company is working to make it possible for shareholders to execute their voting rights via the Internet using PCs and mobile communication devices.

Participation in an electronic voting platform and taking initiatives to improve the voting environment for institutional investors

Supplementary Explanation

Participating in voting platform.

Offer an English-language version of the General Meeting notice (summary)

Supplementary Explanation

Offering an English-language translation of the notice of the General Meeting for foreign investors.

Other

Supplementary Explanation

Preparing an easy-to-understand business report using slides and holding events adjacent to the auditorium where the General Meeting is held to display Honda products and others. Also, following the directives of Japan’s Cabinet Office, concerning disclosing corporate information etc. announcing the results of the voting during the General Meeting.

2.	Status of Investor Relations (IR) Activities

Hold periodic information meetings for analysts and institutional investors

Supplementary Explanation

Holding information meetings to announce quarterly results (four times a year), and, as necessary, holding press conferences with the CEO presenting.

Explanation by Company Representatives

Yes

Hold periodic information meetings for foreign investors

Supplementary Explanation

For key foreign institutional investors at appropriate times conducting to explain the Honda Group’s business strategies etc..

Explanation by Company Representatives

Yes

Post IR materials on the Company website

Supplementary Explanation

Posting various types of Company information for investors on the Company website (Japanese: http://www.honda.co.jp/investors/ English: http://world.honda.com/investors/). Making timely disclosure of materials simultaneously in Japanese and English.

Appoint an IR Representative and create an IR department

Supplementary Explanation

The Company has appointed IR Representative in Japan and North America and is working to expand and enhance IR activities.

Other initiatives

Supplementary Explanation

Issuing a periodic publication for shareholders (Kabunushi Tsushin) that contains information on Honda’s business, products, financial performance and other topics. In addition, holding on-site tours of Honda factories and other facilities in Japan and overseas for shareholders and investors.

3.	Initiatives Related to Respecting the Viewpoints of Stakeholders

Require respect for the viewpoints of stakeholders through issuance of internal guidelines.

Supplementary Explanation

To solidify trust in Honda among customers and in society, a code of conduct has been issued to be shared by all personnel working in the Honda Group: “Honda Conduct Guidelines.”

Implement environmental preservation and other CSR activities, etc.

Supplementary Explanation

Issuing a report on environmental preservation activities: Honda Environmental Annual Report, and a report on CSR activities, Honda CSR Report. In addition, information on safety is made available through the issuance of the Honda Safe Driving Report. These reports are available on the Honda website.

Establish policies, etc., for offering information to stakeholders.

Supplementary Explanation

To gain substantially increased trust and mutual understanding of all stakeholders, Honda emphasizes transparency to offer information proactively. For disclosure of corporate information through earnings and financial reports, a Disclosure Committee has been formed comprising the Operating Officer in charge and other personnel, which is in charge of deliberating the accuracy and appropriateness of disclosure content.

IV.	Matters Related to Internal Control Systems

1.	Basic Approach to and Current Status of Internal Control Systems

(1)	Systems for ensuring that the execution of duties by Directors and employees complies with the law and the Company’s Articles of Incorporation

The Company has prepared the Honda Conduct Guidelines which provide for conformity with applicable laws and internal rules and regulations as guidelines for conduct which should be shared by the Company’s management and employees, and implements measures to ensure that all management personnel and employees are made aware of and follow these guidelines.

The Company establishes its compliance system such as by appointing a Compliance Officer, who is a director in charge of compliance-related initiatives and by establishing the Compliance Committee and the Business Ethics Improvement Proposal Line.

(2)	Systems related to retention and management of information on execution of duties by the Directors

Information related to the execution of duties by the Directors, including minutes of Board of Directors meetings and other important meetings, is retained and stored appropriately in accordance with the Company’s document management policy.

(3)	Regulations and other systems related to risk management

Important management issues are taken up by the Board of Directors, the Executive Council and/or Regional Operating Boards, which discuss them in accordance with established rules of procedure, assess associated risks and make decisions after due consideration.

A Risk Management Officer is appointed as a director in charge of promoting risk management initiatives. The Risk Management Officer playing the main role, risk information is collected and evaluated (of these risks, significant risk is promptly reported to the division in charge along with instructions on the countermeasures, and its progress is then monitored).

For large-scale disasters requiring Company-level crisis management, the Company organizes the system, such as by establishing the Corporate Crisis Management Policy and the Honda Crisis Response Rules.

(4)	Systems for ensuring that the execution of duties by the Directors is being conducted efficiently

The Company has established a system for operating its organizational units that reflects its fundamental corporate philosophy. For example, separate headquarters have been set up for each region, business and function, and an operating officer has been assigned to each headquarters and main division. In addition, we have implemented a system that enables prompt and appropriate decision making by having the Executive Council and Regional Operating Boards deliberate on important management issues.

To conduct management efficiently and effectively, business plans are prepared on an annual basis and for the medium term, and measures are taken to share these plans.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company and its subsidiaries share the Honda Conduct Guidelines and basic policies regarding corporate governance. In addition, each subsidiary works to promote activities that are in compliance with the laws of countries in which they operate and practices observed in their respective industries as they endeavor to enhance corporate governance.

As for the business execution of its subsidiaries, the Company helps with the establishment of account settlement rules. When it comes to important management issues, the Company requests the subsidiary to obtain prior approval from the Company or to report to the Company according to its internal rules. The business control division of the Company regularly receives reports on the subsidiary’s business plans to confirm the appropriateness of the operation.

The Business Ethics Improvement Proposal Line of the Company establishes an internal whistle-blowing and response system for the Company and subsidiaries and major subsidiaries have such internal reporting functions etc. These systems enable the Honda Group to discover and respond to issues that may arise at an early date.

The Audit Office, which directly reports to the president and CEO, is working to strengthen internal auditing functions within the Honda Group, internal auditing of all units, supervising and providing guidance to internal auditing units in major subsidiaries, conducting audits of subsidiaries directly when necessary.

In the case of a company accounted for by the equity method, the Company works to improve corporate governance throughout the Group by seeking the understanding and cooperation of such companies with Honda’s basic corporate governance policies.

(6)	Provision of employees when assistance is requested by corporate auditors and independence of such employees from the Directors

The Corporate Auditors’ Office has been established as a supportive staff organization directly under the Board of Corporate Auditors to provide support to the Corporate Auditors.

(7)	Systems for ensuring Directors and employees report to Corporate Auditors and other systems related to the reporting to Corporate Auditors

In addition to regularly reporting the state of operations at the Company and its subsidiaries and the state of implementation and operation of internal control systems, including those related to compliance and risk management, any information that may have a significant impact on the Company’s operations is also reported to the Corporate Auditors.

(8)	Other systems for ensuring the effectiveness of audits by Corporate Auditors

The Corporate Auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, the Corporate Auditors attend the Executive Council and other important meetings.

2.	Basic Approach to and Current Status of Activities to Exclude Anti-Social Elements

Honda’s basic policy is to maintain a resolute attitude at all times toward anti-social elements that threaten social order and safety. An organizational unit has been formed to respond to these elements, and the Company works closely with the police and other outside organizations.

V.	Other Information

1.	Adoption of anti-takeover measures

Existence of anti-takeover provisions: None

Supplementary Explanation of Matters Related to this Item

2.	Other matters related to corporate governance, etc.

—

Basic policy for timely disclosure

The Company regards the following as material information that should be disclosed and works to make such information available promptly, appropriately and fairly to shareholders, investors and other stakeholders.

Material information

(1)	Corporate information that must be disclosed under Japan’s Financial Instruments and Exchange Law and the regulations of stock exchanges (as set forth in regulations regarding listed securities) and that will have a material impact on investment judgments.

(2)	Other corporate information that may have a material impact on investment judgments.

Internal systems for timely disclosure of corporate information

The Company has established systems for the management of corporate information under which, under the supervision of the officer in charge of handling information (the officer in charge of Corporate Communications), the General Affairs, Legal, Finance and Accounting divisions collect corporate information which is expected to constitute information that is subject to timely disclosure from the Company’s decision-making body, units that have principal responsibility (units with principal responsibility) for businesses relating to the relevant information and subsidiaries and manages such information.

Decisions on whether the information is material and should be disclosed and the manner in which it should be disclosed are made, in accord with the basic policy previously mentioned, through joint discussions led by the officer in charge of handling information (the officer in charge of Corporate Communications) together with the General Affairs, Legal, Finance and Accounting divisions; the representative directors; units with principal responsibility; and the officers who manage and supervise such units (officers in charge).

General Meeting of Shareholders
Board of Directors: 13 Directors
(Including two Outside Directors)
Executive Council
(Officers of senior managing officer level and above)
Board of Corporate Auditors: five Corporate Auditors
(Including three Outside Auditors)
Accounting Auditors
Corporate Auditors' Office
Audit Office
Compliance Officer
Compliance Committee
Compliance Committee Secretariat
Compliance
Business Ethics Improvement Proposal Line
Honda Corporate Governance Secretariat
Risk Management Officer
All-Honda Risk Management Committee
All-Honda Risk Management Secretariat
Risk Management
Respective Headquarters
/Respective Regional Headquarters
/Respective Subsidiaries
As of June 19, 2013

Board of Directors: 13 Directors
Board of Corporate Auditors:
five Corporate Auditors
Accounting Auditors
(Including two Outside Directors)
(Including three Outside Auditors)
Executive Council
(Officers of senior managing officer level
Corporate Auditors’ Office
and above)
Compliance
Risk
Officer
Management
Audit Office
Officer Compliance All-Honda Risk Committee
Management Committee Compliance
Business Ethics
Committee
Honda
All-Honda Risk
Improvement
Secretariat Corporate
Management
Proposal Line
Governance
Secretariat
Secretariat
Compliance
Risk Management
Respective Headquarters
/Respective Regional Headquarters
As of June 19, 2013
/Respective Subsidiaries

Outline of Internal Systems for Timely Disclosure

Decision-Making Units
(Board of Directors, etc.)
Department in Charge
Subsidiaries
Information Collection and Management
Persons Responsible for Handling Information:
In General Affairs, Legal, Corporate Communications, Finance and Accounting Departments
Decisions on Disclosure/Method of Disclosure
Persons Responsible for Handling Information:
In General Affairs, Legal, Corporate Communications, Finance and Accounting Departments
Joint Discussions
Representative Director(s)
Principal Department in Charge/Director in Charge
Outside Audiences

General Meeting of Shareholders
Outline of Internal Systems for Timely Disclosure
Decision-Making Units Department
Subsidiaries (Board of Directors, etc.) in Charge
Information Persons Responsible for Handling Information:
Collection and In General Affairs, Legal, Corporate Communications, Finance and Accounting Departments
Management
Persons Responsible for Representative Director(s) Decisions on Handling Information: Joint Disclosure/Method of
In General Affairs, Legal, Discussions
Disclosure Principal Department Corporate Communications, in Charge/Director in Charge
Finance and Accounting Departments
Outside Audiences